Exhibit 99.1


                                                           FOR IMMEDIATE RELEASE


                   FUNDTECH REPORTS FINANCIAL RESULTS FOR THE

                             SECOND QUARTER OF 2004

    - Quarterly Revenues Grow 6% sequentially and 17% Year-over-Year to $13.7
                                     Million
                              - GAAP EPS of 3 cents
                            - Adjusted EPS of 7 cents



                    JERSEY CITY, N.J.,-- August 3, 2004,-- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced its financial results for the second quarter ended June 30, 2004.

                    Revenues for the second quarter of 2004 were $13.7 million, up 6% sequentially from $12.9 million in the first quarter of 2004 and 17% higher than $11.7 million in the second quarter of 2003.

                    On a GAAP (Generally Accepted Accounting Principles) basis, net income for the second quarter of 2004 increased to $388,000, or $0.03 per diluted share, compared with net income of $260,000, or $0.02 per diluted share, for the first quarter of 2004 and a net loss of $(230,000), or $(0.02) per share, in the second quarter of 2003.

                    Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech's adjusted net profit for the second quarter of 2004 was $1.0 million, or $0.07 per diluted share, compared with $889,000, or $0.06 per diluted share, in the first quarter of 2004 and $399,000, or $0.03 per diluted share, in the second quarter of 2003. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

                    "During the second quarter we continued to execute well across our product lines, and met our revenue and profitability guidance targets," said Fundtech CEO Reuven Ben Menachem. "Conditions are improving at the high end of the market, and we continue to generate healthy operating cash flows as cash and equivalents increased by $6 million on a trailing twelve months basis."

                    Additional second quarter highlights:

                    o    Closed 35 new deals and added seven new bank customers.

                    o Closed seven new system sales; Four PAYplus USA, one CASHplus, one Banker and one IGT Plus.

                    o Received an order from a large Swiss bank to implement IGT Plus.

                    o In the U.S., closed ASP and disaster recovery services transactions, which are expected to generate $7.0 million of revenues over the next five years.

                    For the six months ended June 30, 2004, revenues were $26.6 million, up 17% from $22.7 million for the same period in 2003.

                    On a GAAP basis, net income for the first six months of 2004 was $648,000, or $0.04 per diluted share, compared with a net loss of $(855,000), or $(0.06) per share, for the first six months of 2003.

                    Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech's adjusted net profit for the first six months of 2004 was $1.9 million, or $0.12 per diluted share, compared with $403,000, or $0.03 per diluted share, in the first six months of 2003. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

                    Guidance
                    The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

                    For the third quarter of 2004, Fundtech expects revenues of between $13.7 million and $14.1 million, and GAAP earnings per diluted share, including all amortization expenses, in the range of $0.03 to $0.05. Adjusted earnings per diluted share, excluding all amortization expenses, are expected to be in the range of $0.07 to $0.09.

                    For the fourth quarter of 2004, Fundtech expects revenues to be between $14.1 million and $14.8 million, and GAAP earnings per diluted share, including all amortization expenses, in the range of $0.04 to $0.07. Adjusted earnings per diluted share, excluding all amortization expenses, are expected to be in the range of $0.08 to $0.11.

                    Amortization expenses in each quarter are estimated to be approximately $629,000, or $0.04 per share.

                    Based on improving business conditions, Fundtech is increasing its top-line and bottom-line guidance for full-year 2004. The Company currently forecasts 2004 revenues of $54.4 million to $55.5 million, compared with previous guidance of $53.5 million to $54.5 million. The range for GAAP earnings per diluted share has increased to between $0.12 and $0.17 from prior guidance of between $0.10 and $0.16. Earnings per diluted share, before all amortization expenses, are expected to be in the range of $0.28 to $0.33, versus an earlier range of $0.26 to $0.32.

                    Company to Host Conference Call

                    Fundtech management will host a conference call at 8:30 a.m.
                    (ET) tomorrow, Wednesday August 4, to discuss its second-quarter 2004 results and to answer questions from the investment community.

                    To participate, please call 866-500-4964 or 011-972-3-925-5910 and ask for the Fundtech Call. From Israel, please dial (03) 925-5910.

                    A replay of the conference call will be available for playback from 12 p.m (ET) August 4 until 12:00 p.m. (ET) August 11. The replay may be accessed by dialing 877-332-1104 or 972 (3) 9255934.

                    This call will also be webcast live on:
                    http://www.fundtech.com.


                    About Fundtech
                    Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.


                    Forward Looking Statements:

                    This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2003, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                      # # #

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)

                                                      June 30,      December 31,
                                                       2004             2003
                                                       ----             ----

ASSETS
------

Current assets:
 Cash & cash equivalents                              $  28,945       $  28,900
 Marketable securities - short term                      14,576           9,028
 Trade receivables, net                                  12,301          13,009
 Other accounts receivable, prepaid expenses
   and inventories                                        3,084           1,936
                                                      ---------       ---------
  Total current assets                                   58,906          52,873

 Marketable securities - long term                        7,488           8,436
 Long term trade receivables, net                           476           1,031
 Severance pay fund                                         493             520
 Long term deposits                                       1,312             860
 Property and equipment, net                              7,109           6,375
 Goodwill, net                                           10,523          10,523
 Other assets, net                                        7,684           8,942
                                                      ---------       ---------

   Total assets                                       $  93,991       $  89,560
                                                      =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
 Trade payables                                       $     771       $     932
 Deferred revenues                                        9,567           5,112
 Accrued restructuring expenses                             531             581
 Employee and payroll accruals                            2,045           2,015
 Other accounts payable and accrued expenses              2,695           3,050
                                                      ---------       ---------
  Total current liabilities                              15,609          11,690

Accrued severance pay                                       558             586
Accrued restructuring and other expenses                    458             750
                                                      ---------       ---------
  Total liabilities                                      16,625          13,026
                                                      ---------       ---------

Shareholders' equity:
 Share capital                                               43              43
 Additional paid-in capital                             140,915         140,730
 Accumulated other comprehensive income (loss)             (181)           (180)
 Accumulated deficit                                    (63,323)        (63,971)
 Treasury stock, at cost                                    (88)            (88)
                                                      ---------       ---------

  Total shareholders' equity                             77,366          76,534
                                                      ---------       ---------

  Total liabilities and shareholders' equity          $  93,991       $  89,560
                                                      =========       =========

Note: Certain prior year amounts have been reclassified to conform to current year presentation.


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statements of Operations
                 (In Thousands, Except Share and Per Share Data)

                                                                   Three Months Ended             Six Months Ended
                                                                        June 30,                      June 30,
                                                                2004             2003           2004            2003
                                                                ----             ----           ----            ----

Revenues:
 Software license                                            $      4,216    $      3,440    $      7,669    $      6,549
 Software hosting                                                   1,920           1,414           3,737           2,789
 Maintenance                                                        4,134           3,535           8,239           7,011
 Services                                                           3,401           3,243           6,901           6,078
 Hardware sales                                                        52              32              79             276
                                                             ------------    ------------    ------------    ------------
  Total Revenues                                                   13,723          11,664          26,625          22,703
                                                             ------------    ------------    ------------    ------------
Operating expenses:
 Software licenses costs                                              170             110             320             220
 Amortization of capitalized software
   development costs                                                  394             394             788             788
 Amortization of other intangible assets                              235             235             470             470
 Maintenance, hosting and services costs                            5,314           4,419          10,161           8,759
 Hardware costs                                                        42              28              61             232
 Software development                                               2,767           2,475           5,307           4,946
 Selling and marketing                                              2,761           2,623           5,504           4,983
 General and administrative                                         1,729           1,707           3,509           3,376
                                                             ------------    ------------    ------------    ------------
  Total operating expenses                                         13,412          11,991          26,120          23,774
                                                             ------------    ------------    ------------    ------------

Operating income (loss)                                               311            (327)            505          (1,071)
 Financial income, net                                                166             142             345             321
 Income taxes                                                         (89)            (45)           (202)           (105)
                                                             ------------    ------------    ------------    ------------

  Net income (loss)                                          $        388    $       (230)   $        648    $       (855)
                                                             ============    ============    ============    ============

Net income (loss) per share:
 Net income (loss) used in computing income
   per share                                                 $        388    $       (230)   $        648    $       (855)
 Basic income (loss) per share                               $       0.03    $      (0.02)   $       0.04    $      (0.06)
 Diluted income (loss) per share                             $       0.03    $      (0.02)   $       0.04    $      (0.06)
Shares used in computing:
 Basic income (loss) per share                                 14,553,616      14,344,359      14,543,140      14,332,969
 Diluted income (loss) per share                               15,221,711      14,344,359      15,276,927      14,332,969

Adjusted net income (loss) per share:
 Adjusted net income (loss) used in computing
   income per share                                          $      1,017    $        399    $      1,906    $        403
 Adjusted net income (loss)  per share                       $       0.07    $       0.03    $       0.12    $       0.03
Shares used in computing adjusted net income
  (loss) per share                                             15,221,711      14,344,359      15,276,927      14,332,969

Reconciliation of net loss to adjusted net income:
 Net income (loss)                                           $        388    $       (230)   $        648    $       (855)
  Amortization                                                        629             629           1,258           1,258
                                                             ------------    ------------    ------------    ------------
 Adjusted net income                                         $      1,017    $        399    $      1,906    $        403
                                                             ============    ============    ============    ============

Note: Certain prior year amounts have been reclassified to conform to current year presentation.


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statement of Cash Flows
                                 (In Thousands)

                                                                              Six Months Ended         Three Months Ended
                                                                                  June 30,                   June 30,
                                                                          2004              2003              2004
                                                                          ----              ----              ----

CASH FLOWS FROM OPERATIONS:
 Net income (loss)                                                     $      648          $   (855)         $    388
 Adjustments to reconcile net income to net cash used
   in operating activities:
   Depreciation and amortization                                            2,609             2,852             1,294
   Decrease (increase) in trade receivables and long-
     term trade receivables                                                 1,196            (1,333)            1,647
   Increase in provision for doubtful accounts                                 50                50                50
   (Increase) decrease in other accounts receivable, prepaid
     expenses and inventories                                              (1,145)             (641)             (379)
   (Decrease) increase in trade payables                                     (160)              190            (1,220)
   (Decrease) increase in deferred revenues                                 4,412             4,108            (3,258)
   Increase in employee and payroll accruals                                   43                 6               657
   (Decrease) increase in other payables and accrued expenses                (363)              139            (1,134)
   (Decrease) increase in accrued non-recurring expenses                     (342)           (1,042)             (203)
   Increase (decrease) in accrued severance pay, net                           (1)                2                (9)
   Decrease (increase) in accrued interest on marketable
     securities                                                                30                38                45
   Loss on disposition of fixed assets                                          3                36                 3
                                                                         --------          --------          --------
    Net cash provided by (used in) operations                               6,980             3,550            (2,119)
                                                                         --------          --------          --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from (investment in) held-to-maturity
   marketable securities                                                   (5,548)              376            (9,617)
 Proceeds from long term held-to-maturity marketable
   securities                                                                 918              --               6,494
 Purchase of property and equipment                                        (2,116)           (1,191)           (1,260)
 Reduction (increase) in long-term lease deposits                            (452)               98                47
 Proceeds from sale of fixed assets                                             9                 2                 9
                                                                         --------          --------          --------

    Net cash (used in) investing activities                                (7,189)             (715)           (4,327)
                                                                         --------          --------          --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the issuance of share capital and
   exercise of stock options and warrants, net                                185               126               132
                                                                         --------          --------          --------

    Net cash provided by financing activities                                 185               126               132
                                                                         --------          --------          --------

Effect of exchange rate on cash and cash equivalents                           69               117                89
                                                                         --------          --------          --------

Increase (decrease) in cash and cash equivalents                               45             3,078            (6,225)
Cash and cash equivalents at the beginning of the period                   28,900            26,571            35,170
                                                                         --------          --------          --------

Cash and cash equivalents at the end of the period                       $ 28,945          $ 29,649          $ 28,945
                                                                         ========          ========          ========

                           Schedule A to Press Release
                             Reconciliation to GAAP
                 (In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted net income (loss) as contained in the company's press release:


                                                        Three Months Ended
                                                             June 30,
                                                   -----------------------------
                                                       2004             2003
                                                       ----             ----

Reconciliation of net income (loss) to
  adjusted net income:

 Net income (loss)                                 $       388 [a]  $      (230) [a]

  Amortization of capitalized software
    development costs                                      394              394

  Amortization of other intangible assets                  235              235
                                                   -----------      -----------

 Adjusted net income                               $     1,017      $       399
                                                   ===========      ===========

Adjusted net income per share                      $      0.07      $      0.03
                                                   ===========      ===========

Shares used in computing adjusted net income
  per share                                         15,221,711       14,344,359
                                                   ===========      ===========

[a] Net income per share (diluted) was approximately $0.03 for the three months ended June 30, 2004 and net (loss) per share was approximately ($0.02) the three months ended June 30, 2003.